SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 2)*

PATIENT SAFETY TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value	070322H106
(Title of class of securities)	(CUSIP number)

Brian E. Stewart 20 Vernon Newport Coast, CA 92657 (949) 387-2277
(Name, address and telephone number of person authorized to receive notices and communications)

December 31, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 6 Pages

CUSIP No. 070322H106	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: Brian Stewart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,792,2911
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,792,2911
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,792,2911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.8%
14	TYPE OF REPORTING PERSON: IN

1 Represents (i) 859,253 shares of Common Stock beneficially owned by Mr. Brian Stewart and (ii) 1,933,038 shares of Common Stock issuable upon the exercise of certain stock options, which are exercisable by Mr. Brian Stewart within 60 days of the date hereof.

CUSIP No. 070322H106	Page 3 of 5 Pages

EXPLANATORY STATEMENT

This Amendment No. 2 on Schedule 13D/A (“Amendment No. 2”) is being filed to amend the Schedule 13D filed by Brian E. Stewart (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on April 16, 2010, as amended by the Amendment No. 1 on Schedule 13D/A filed by the Reporting Person on January 7, 2014 (as amended, the “Schedule 13D”). This Amendment No. 2 is being filed solely to correct a clerical error in the number of shares and percentage of class beneficially owned by the Reporting Person as shown on the cover pages and in Item 5 of the Schedule 13D, which had been calculated using an incorrect number of shares of Common Stock issuable upon the exercise of certain stock options held by the Reporting Person that are exercisable within 60 days of December 31, 2013.

Item 5. Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to include the following:

References to percentage ownerships of Company stock in this Schedule 13D are based on the 40,794,546 shares of Common Stock believed by the Reporting Person to be outstanding as of December 31, 2013, which are comprised of (A) 38,861,508 shares of Common Stock which were issued and outstanding as of December 31, 2013 and (B) Company options issued to the Reporting Person and exercisable within 60 days of the date hereof for 1,933,038 shares of Common Stock.

CUSIP No. 070322H106	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2014
/s/ Brian E. Stewart
Name: Brian E. Stewart

CUSIP No. 070322H106	Page 5 of 5 Pages

EXHIBIT INDEX

99.1	Agreement and Plan of Merger, among the Stryker Corporation, PS Merger Sub Inc. and Patient Safety Technologies, Inc., dated December 31, 2013 (previously filed)

99.2	Voting Agreement between Stryker Corporation and Brian E. Stewart, dated December 31, 2013 (previously filed)